May 9, 2025

Scott Burrows
Chief Financial Officer
Spyre Therapeutics, Inc.
221 Crescent Street
Building 23
Suite 105
Waltham, MA 02453

       Re: Spyre Therapeutics, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed February 27, 2025
           File No. 001-37722
Dear Scott Burrows:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 81
Results of Operations, page 88

1. We note the discussion of research and development (R&D) expenses, including external and internal components, on page 89. Please revise your disclosure in future filings to provide:
       i) a breakout of external R&D expenses by program and functional area or indication, or state that such information cannot be tracked on those bases and the reason(s)
       therefore;
       ii) a breakout of internal costs by function, type or category; and
       iii) a discussion of the factor(s) impacting the changes in these disaggregated amounts for the periods presented.
 May 9, 2025
Page 2

       We note this information is particularly relevant to investors as your candidates are being evaluated to address multiple indications and given your expectation that you will invest "significant funds" into R&D in order to advance your product candidates through clinical trials (per pages 40 and 42). As part of your response, please provide what this disclosure would have looked like had it been included in your December
       31, 2024 Form 10-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences